SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2004

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F _X_ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

Exhibit 1 Cautionary Statement for the Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.

Exhibit 2 March 3, 2004 Press Release Announcing that Microsoft Teams up With Futuremedia to Promote Learning For All(TM).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC, an English public
limited company

By: /s/ Mats Johansson
    -------------------
Mats Johansson
Chief Executive Officer

Date:  March 3, 2004

                                    EXHIBIT 1

     CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS
            OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from results or performance expressed or implied in such forward looking statements. Such factors include, without limitation, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.

                                    EXHIBIT 2

PRESS RELEASE

Microsoft Team up With Futuremedia to Promote Learning For All (TM)

BRIGHTON, UK and READING, UK--Mar 3, 2004 -- Learning solutions provider Futuremedia Plc (NasdaqSC:FMDAY), and Microsoft (NasdaqNM:MSFT), the world's leading software provider, have agreed to collaborate in jointly promoting Futuremedia's Learning For All(TM) programme, which capitalizes on the UK Governments' Home Computing Initiative (HCI).

HCI offers employers a tax-efficient and cost effective way of providing their staff with a tangible employee benefit for a minimal investment. The Learning For All(TM) programme capitalizes on the HCI scheme to motivate people and enhance performance by providing not only a home computer, but also learning packages for the whole family in addition to the employees' access to his or her own learning zone.

As part of the collaboration Microsoft is committed to providing Futuremedia with marketing support to enhance the market awareness and further sales of the Learning For All(TM) programme. This could take the form of co-marketing campaigns and could include using existing Futuremedia case studies, such as their Learning For All(TM) rollout at the UK's Royal Mail, as examples of "best practice." It has been cited by the UK Government's Office of the e-Envoy as a prime example of how organisations can capitalize on the Home Computing Initiative (HCI), in order to add value to employee benefits programmes, and achieve the best possible return on investment.

This relationship between Futuremedia and Microsoft demonstrates the two companies' key strengths and their joint commitment to increase the individual ownership of computers in support of individual, organizational and Governmental goals.

"Futuremedia has a powerful proposition for forward thinking organisations which has resulted in successful implementations of Learning For All(TM). The programme has also triggered significant interest amongst corporate and public sector organisations which take a strategic view of empowering their people to own PCs at home to extend their learning capabilities and business effectiveness," said Jeremy Gittins, Microsoft Limited's Director of Home Computing.

David Bailey, Managing Director of Futuremedia's Learning For All(TM), stated:
"I believe that our initial contracts for Learning For All(TM) validated the programme, and demonstrated its use towards potential users. As a leader in providing this programme, we can now prove the positive return on investment any company can get from Learning For All(TM), and with the backing of the worlds' technology leader, Microsoft, we are quite confident more companies and organisations could take up this programme."

Mats Johansson, CEO of Futuremedia, said: "Futuremedia is pleased to team up with Microsoft to jointly build on the growing success of Learning For All(TM) to win further business. We see Learning For All(TM) as a strategic service to position ourselves as the main learning partner for our customers, and hope this collaboration will reinforce the momentum of our drive to leadership in Europe."

About Microsoft

Founded in 1975, Microsoft (NasdaqNM:MSFT) is the worldwide leader in software, services and Internet technologies for personal and business computing. The company offers a wide range of products and services designed to empower people through great software -- any time, any place and on any device.

About Futuremedia

Futuremedia Plc (est. 1983) is a Solutions Provider in the growing e-learning market with 20 years experience in the interactive media field supplying products and services to industrial and commercial business sectors and government, mainly in the UK and Continental Europe.

The Company has a proven track record in providing knowledge and training via Solstra, its proprietary Learning Management System which in its largest application has a capacity for 240,000 users.

Futuremedia's customers include Britvic, BT, BUPA, Channel Four, Daimler Chrysler, GSK, Hilton International, IDEA, UK National Health Service, Royal Mail and Syngenta. In delivering its solutions, the Company is partnering with Centra Software, Fujitsu-Siemens, Microsoft, Thompson NETg and Skillsoft.

Futuremedia can be found on the Web at www.futuremedia.co.uk


"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934:

This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include discussions concerning Futuremedia's future financial performance and the future performance of its products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include the management of strategic partnerships, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of Futuremedia to develop and successfully market new products, rapid technological change and competition, and other factors detailed in Futuremedia's filings with the US Securities and Exchange Commission. Futuremedia expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

Contact:

     Press information:
     Kay Phelps
     The PR Department for Futuremedia
     kay.phelps@theprdepartment.netkay.phelps@theprdepartment.net
     T: +44 1932 761889
     M: +44 7710 043244

     Daniel Aitkenhead
     Edelman for Microsoft
     T: +44 207 344 1515
     M: +44 7850 863169

     Investor relations queries:
     Mats Johansson, CEO
     ir@futuremedia.co.ukir@futuremedia.co.uk
     T: +44 1273 829700